SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 8)*

Ark Restaurants Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

040712101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040712101	13G	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS Thomas A. Satterfield, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 39,000
	6.	SHARED VOTING POWER 511,557
	7.	SOLE DISPOSITIVE POWER 39,000
	8.	SHARED DISPOSITIVE POWER 511,557

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,557
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.29%*
12.	TYPE OF REPORTING PERSON IN

*	Based on 3,600,407 shares of common stock of the issuer outstanding as of December 16, 2022, as reported by the issuer in its Annual Report on Form 10-K for the fiscal year ended October 1, 2022.

CUSIP No. 040712101	13G	Page 2 of 5 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Ark Restaurants Corp.

(b)	Address of Issuer’s Principal Executive Offices:

85 Fifth Avenue

New York, New York 10003

Item 2.

(a)	Name of Person Filing:

Thomas A. Satterfield, Jr.

(b)	Address of Principal Business Office or, if none, Residence:

Thomas A. Satterfield, Jr.

15 Colley Cove Drive

Gulf Breeze, Florida 32561

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Page.

(d)	Title of Class of Securities:

Incorporated by reference from the Cover Page.

(e)	CUSIP Number:

Incorporated by reference from the Cover Page.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Incorporated by reference from Item 9 of the Cover Page.

(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Page.

CUSIP No. 040712101	13G	Page 3 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Page.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Page.

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Page.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 7,500 shares are held jointly with Rebecca S. Satterfield, Mr. Satterfield’s spouse; 50,000 shares are held by Tomsat Investment & Trading Co., Inc., a corporation controlled by Mr. Satterfield and of which he serves as President; 184,607 shares are held by Caldwell Mill Opportunity Fund, which fund is managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager; and 145,000 shares are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield.

Additionally, Mr. Satterfield has limited powers of attorney for voting and disposition purposes with respect to the following shares: Thomas A. Satterfield, Sr. (32,000 shares); Rebecca S. Satterfield (1,000 shares); David A. Satterfield (15,000 shares); Parker Satterfield (2,000 shares); Jeanette Satterfield Kaiser (27,000 shares); Richard W. Kaiser (11,000 shares); Rita Phifer (10,000 shares); Parker Little Trust (1,450 shares); Lola Little Trust (500 shares); Henry Beck (6,000 shares); John and Angela Picton (7,000 shares); Christy Beard (2,500 shares); Pamela Beck (2,000 shares); Paula and Gene Colley (3,000 shares); and Glenna and Jesse Colley (4,000 shares). These individuals and entities have the right to receive or the power to direct the receipt of the proceeds from the sale of their respective shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP No. 040712101	13G	Page 4 of 5 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 040712101	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2023
Date

/s/ Thomas A. Satterfield, Jr.
Thomas A. Satterfield, Jr.